UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-15637
CUSIP Number: 827064106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

SVB Financial Group
Full Name of Registrant

Silicon Valley Bancshares
Former Name if Applicable

3003 Tasman Drive
Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 21, 2005, SVB Financial Group (the Company) announced that it was changing its accounting treatment for warrants.  As a result and until that process is complete, the Company will not be able to provide complete financial results for the quarters ended June 30, 2005 and September 30, 2005.  In connection with such revised accounting treatment, the Company also announced that it planned to restate its consolidated financial statements for the years 2001, 2002, 2003 and 2004, and the first quarter of 2005.  Such restated financial statements would reflect a revision in accounting treatment for its portfolio of unexercised warrant securities in privately-held companies the Company has taken in connection with credit facilities extended to such client companies.

As previously announced, under the revised accounting treatment, such warrant securities will be recorded at fair value at the time of issuance and marked to market for each subsequent reporting period in which they remain outstanding.  Additionally, the fair value of these warrant securities as of the date of issuance are required to be recognized in interest income as an adjustment of loan yield over the life of the related credit facilities provided by the Company to the client companies issuing such warrant securities.  Any changes from the initial fair value will be recognized as noninterest income.

Additionally, in connection with the restatement process, the Company is reviewing and modifying, where appropriate, its accounting policies, including the application of consolidation accounting for certain partnerships of which the Company has formed or been involved with over the past several years.

The Company intends to file amendments to its Annual Report on Form 10-K for the year ending December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, followed as soon as practicable by its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.  The Company is working diligently to complete such filings as soon as possible, however, given the scope of the process for the restatement of its financial statements, the change in warrant accounting treatment and the review of its accounting policies, the Company is unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 by the required due date of November 9, 2005, nor does the Company expect to file such report within five calendar days thereof.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Annie Loo	(408)	654-7400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not yet filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release on October 20, 2005 which provided for selected preliminary financial results for the quarter ending September 30, 2005.  Such reported results included financial information that was not expected to be impacted by the revised accounting treatment and the planned restatement, as well as information that was expected to be impacted, for which, where possible, estimates were provided.  The financial information included in the press release is subject to change until the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2005 is completed and filed.

A copy of such press release was included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 20, 2005, which is incorporated hereby by reference.

SVB Financial Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2005	SVB FINANCIAL GROUP

		By	/s/ JACK JENKINS-STARK
Name: Jack Jenkins-Stark
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).